Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HMN Financial, Inc.:

We consent to the incorporation by reference of our report dated March 11, 2013, with respect to the consolidated balance sheets of HMN Financial, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of HMN Financial, Inc., in the following Registration Statements of HMN Financial, Inc.: Nos. 33-88228, 33-94388, 33-94386, 333-64232, and 333-158893 on Form S-8 and No. 333-156883 on Form S-3.

/s/ KPMG LLP

Minneapolis, Minnesota

March 11, 2013